ALIGNVEST
ACQUISITION CORPORATION

(the "**Corporation**")

VOTING INSTRUCTION FORM ("VIF")

Special Meeting
January 24, 2017, at 10:00 a.m. (Toronto time)
Stikeman Elliott LLP, 199 Bay Street,
Commerce Court West, 53rd Floor, Toronto, Ontario M5L 1B9
(the "**Meeting**")

RECORD DATE: December 20, 2016
CONTROL NUMBER:
SEQUENCE #:
FILING DEADLINE FOR VIF: 10:00 a.m. (Toronto time) on January 20, 2017

VOTING METHOD	
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	416-595-9593
MAIL or HAND DELIVERY	TSX Trust Company 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1

The undersigned hereby appoints **Reza Satchu, President, Chief Executive Officer and Director** of the Corporation, whom failing **Sanjil Shah, Chief Financial Officer** of the Corporation (the "**Management Nominees**"), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

	FOR	AGAINST
1. Arrangement Resolution		
The resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix "A" attached to the accompanying Management Information Circular (the "Circular"), to approve: (i) a plan of arrangement (the "Arrangement") involving the Corporation and Trilogy International Partners LLC ("Trilogy") pursuant to section 182 of the Business Corporations Act (Ontario), as amended, and the terms of an arrangement agreement entered into between the Corporation and Trilogy dated November 1, 2016 (as amended on December 20, 2016) involving the acquisition by the Corporation, directly or indirectly, of all of the voting interest and a significant economic equity interest in Trilogy (the foregoing being intended to qualify as the Corporation's "qualifying acquisition" under Part X of the TSX Company Manual); and (ii) the issuance of up to 12,833,333 Class B shares of Alignvest ("Class B Shares") (representing 38.3% of all current issued and outstanding Class B Shares and Class A restricted voting shares of Alignvest, collectively, the "AQX Shares") pursuant to the Arrangement (plus the amount of any redemptions of Class A Restricted Voting Shares), including: (A) up to approximately U.S.$21.2 million of Class B Shares, representing approximately 2,833,333 Class B Shares (assuming an exchange rate of U.S.$0.75 to C$1.00) to Alignvest Partners Master Fund LP pursuant to the Alignvest Sponsor Equity Investment (as defined in the Circular) and (B) up to U.S.$75 million of Class B Shares, representing up to 10,000,000 Class B Shares (assuming an exchange rate of U.S.$0.75 to C$1.00) to subscribers pursuant to the Alignvest Additional Subscriptions (as defined in the Circular), of which approximately U.S.$40.4 million of Class B Shares, representing approximately 5,391,667 Class B Shares, have currently been subscribed for (provided that, in each case, if the assumed exchange rate changes, the number of Class B Shares so issued will change accordingly); all as more particularly described in the Circular, is hereby authorized and approved.	☐	☐
2. DSU Plan Resolution	FOR	AGAINST
The adoption by the Corporation of a deferred share unit plan (the "DSU Plan"), a copy of which plan is set out in Appendix "H" to the Circular, and as more particularly described in the Circular (the "DSU Plan Resolution") is authorized and approved.	☐	☐
3. RSU Plan Resolution	FOR	AGAINST
The adoption by the Corporation of a restricted share unit plan (the "RSU Plan"), a copy of which plan is set out in Appendix "J" to the Circular, and as more particularly described in the Circular (the "RSU Plan Resolution") is authorized and approved.	☐	☐
4. Insider Subscriptions Resolution	FOR	AGAINST
The potential issuance of Class B Shares representing over 10% of the issued and outstanding AQX Shares to certain insiders (as defined in the Securities Act (Ontario)) of the Corporation (to the extent such potential issuance exceeds 10%) pursuant to the Alignvest Sponsor Equity Investment and certain of the Alignvest Additional Subscriptions, as more particularly described in the Circular (the "Insider Subscriptions Resolution") is authorized and approved.	☐	☐
5. Continuance Resolution	FOR	AGAINST
The continuance of Alignvest from the laws of the Province of Ontario to the laws of the Province of British Columbia, as more particularly described in the Circular (as amended), is authorized and approved.	☐	☐

This VIF revokes and supersedes all earlier dated proxies and **MUST BE SIGNED**

PLEASE PRINT NAME	Signature of beneficial owner(s)	Date (MM/DD/YYYY)

TMX | TSX Trust

Voting Instructions – Guidelines and Conditions

The Corporation is providing you the enclosed proxy-related materials for their security holder Meeting. Your name, address and information about your security holdings have been obtained in accordance with applicable securities regulations from the intermediary holding them on your behalf (which is identified by name, code or identifier in the information on the top right corner on the reverse). The Voting Instruction Form ("VIF") is to enable your vote to be submitted on the stated matters. Please complete, sign, date and return the VIF. Unless you appoint yourself or a delegate to attend the Meeting and vote, your securities can be voted only by Management Nominees in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the Meeting without your specific voting instructions.

The completed VIF should be delivered to TSX Trust Company, in the envelope provided or by fax to 416-595-9593. Alternatively, if available, you may vote online at www.voteproxyonline.com. The matters to be voted on at the Meeting are set out on the reverse.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

THIS VOTING INSTRUCTION FORM MUST BE READ IN CONJUNCTION WITH THE MEETING MATERIAL. YOUR VOTING INSTRUCTIONS MUST BE RECEIVED NO LATER THAN THE DEADLINE SPECIFIED ON THE REVERSE IN THE UPPER LEFT SECTION OF THE VIF OR THE EQUIVALENT TIME BEFORE THE TIME AND DATE OF ANY ADJOURNMENT OR POSTPONEMENT OF THE MEETING.

Voting Instructions and Authority - Notes

1. **If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendation highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.**
2. The appointment of the Management Nominees or another Appointee gives them discretion to vote on any other matters that may properly come before the Meeting.
3. If internet voting is available, you can provide your voting instructions on the website noted on the reverse.
4. To be valid, this VIF must be signed. Please date the VIF. If the VIF is not dated, it is deemed to bear the date of mailing to the security holders of the Corporation.
5. This form does not convey any right to vote in person at the Meeting. **We urge you to read the above instructions, and the Information Circular prior to completing, signing and returning the VIF so that your securities can be voted.**
6. Guidelines for proper execution of proxy/VIF available at www.stac.ca. Please refer to the Proxy Protocol

For assistance, please contact TSX Trust Company.

Mail:	TSX Trust Company 200 University Avenue, Suite 300 Toronto, ON M5H 4H1
Telephone:	416-361-0930
Facsimile:	416-595-9593
Email:	TMXEInvestorServices@tmx.com

Appointing yourself or someone else to vote your securities

If you want to attend the Meeting and vote in person at the Meeting or appoint another person to do so, write your name or the name of the person attending the Meeting in the space labeled "*Please print appointee name*" on the VIF and return it. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. When you or your Appointee arrives at the Meeting, they should give their name to the scrutineers and state that they are a proxy appointee. The Appointee must attend the Meeting in order for your securities to be voted.